Exhibit 21.1

Legal Name	Jurisdiction of Organization
Canoo Technologies Inc.	Delaware
EV US Holdco Inc.	Delaware
EV Global Holdco LLC	Delaware
Canoo Sales, LLC	Delaware
EV Global Ltd.	Cayman Islands
EVelozcity Hong Kong Ltd.	Hong Kong
EVelozcity (Shanghai) Automobile Co. Ltd	People’s Republic of China
Canoo Nederland B.V.	The Netherlands